Exhibit 99.1

Four Seasons Education Provides Updates on Business Operations

SHANGHAI, December 23, 2021 (PRNewswire) – Four Seasons Education (Cayman) Inc. ("Four Seasons Education" or the "Company") (NYSE: FEDU), a leading Shanghai-based education company, today provided updates on the Company's business operations following the recent regulatory developments relating to after-school tutoring services, including the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education, published in July 2021 by the General Office of the CPC Central Committee and the General Office of the State Council (the "Opinion") and the related implementation rules, regulations and measures promulgated by competent authorities.

As part of its efforts to fully comply with the Opinion and applicable rules, regulations and measures, the Company plans to cease offering tutoring services related to academic subjects to students from kindergarten through grade nine ("K-9 Academic AST Services") in mainland China by the end of 2021. The Company expects that the cessation will have a substantial adverse impact on the Company's revenues for the fiscal year ending February 28, 2022 and subsequent periods. In the fiscal year ended February 28, 2021, the Company generated a substantial majority of its revenues from K-9 Academic AST Services.

Building on its strong curriculum development capabilities, exceptional educational resources and a team well-versed in the high quality education content, the Company will continue to operate and develop its non- K-9 Academic AST Services business, and will further explore other opportunities to provide educational services in accordance with relevant rules and regulations.

The Company is committed to fully complying with the policy directives in the Opinion and any related implementation rules, regulations and measures adopted by the central and local governments of China. The Company will continue to seek guidance from and work constructively with the government authorities in connection with the cessation of its K-9 Academic AST Services, as well as other compliance efforts. The Company will continue developing and improving its services and update its shareholders as appropriate.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract new students and improve students’ comprehensive performance, PRC regulations and policies relating to the education industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE or other stock exchanges, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F.

About Four Seasons Education (Cayman) Inc.

Four Seasons Education (Cayman) Inc. is a leading Shanghai-based education company dedicated to providing comprehensive educational services. The Company's vision is to unlock students' intellectual potential through high quality and effective education that can profoundly benefit students. The Company's proprietary educational service offerings are designed to cultivate students' interests and enhance their cognitive and logical thinking abilities. The Company's faculty is led by a group of experienced senior educators, including recognized scholars and award-winning teachers. Over the years, the quality of the Company's educational services has been demonstrated by its student outstanding performance.

For investor and media inquiries, please contact:

In China:

Four Seasons Education (Cayman) Inc.

Olivia Li

Tel: +86 (21) 6317-6678

E-mail: IR@fsesa.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

E-mail: fourseasons@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: fourseasons@tpg-ir.com